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Attn:	Ruairi Regan
Mary Beth Breslin

Re:	Khosla Ventures Acquisition Co.
Draft Registration Statement on Form S-1
Submitted January 27, 2021
Registration Statement on Form S-1
Filed February 12, 2021
Amendment No. 1 to Registration Statement on Form S-1
Filed February 25, 2021
File No. 333-253096

Ladies and Gentlemen:

On behalf of our client, Khosla Ventures Acquisition Co. (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 25, 2021 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted by the Company on January 27, 2021, the Registration Statement on Form S-1 filed February 12, 2021 and Amendment No. 1 to Registration Statement on Form S-1 filed February 25, 2021. Concurrently with the filing of this letter, the Company has publicly filed Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR, which has been revised to address the Staff’s comment.

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold and italics below and provided our response below such comment.

Form S-1 filed February 12, 2021

Description of Securities, page 137

1.

Please revise your prospectus to describe the exclusive forum provision contained in Article X of your second amended certificate of incorporation filed as Exhibit 3.2 in your amended Form S-1 filed on February 25, 2021, including the relevant forum for litigation and any subject matter

March 1, 2021

jurisdiction carve out. Please also describe, here and in a separately captioned risk factor, any risks or other impacts on investors, such as increased costs to bring a claim and that the provision may discourage claims or limit investors’ ability to bring a claim in a jurisdiction they find favorable. Finally, please include disclosure as to whether the provision applies only to state law claims or also to Exchange Act claims and/or Securities Act claims, and address any uncertainty about enforceability.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 74 and 148 of the Registration Statement.

*    *    *    *

March 1, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (415) 395-8010.

Very truly yours,

/s/ Jim Morrone
Jim Morrone of LATHAM & WATKINS LLP

cc:	Samir Kaul, Chief Executive Officer, Khosla Ventures Acquisition Co.
Peter Buckland, Chief Operating Officer, Khosla Ventures Acquisition Co.
Ryan J. Maierson Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP
Gregg A. Noel, Skadden Arps Meagher & Flom LLP
Michael Schwartz, Skadden Arps Meagher & Flom LLP